Exhibit 21.1

SUBSIDIAIRES OF LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

Subsidiaries	Place of Incorporation
Lytus Technologies Private Limited (100% owned)	India
Lytus Technologies, Inc. (100% owned)	Delaware
Sri Sai Cable and Broad Band Private Limited (51% owned)	India